August 5, 2022

Re:	SpringBig Holdings, Inc. Registration Statement on Form S-1 Filed July 22, 2022 File No. 333-266293

CONFIDENTIAL

Mr. Jeff Kauten
Mr. Josh Shainess
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Messrs. Kauten and Shainess:

On behalf of our client, SpringBig Holdings, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 28, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Registration Statement on Form S-1

Summary of the Prospectus

Background and Recent Developments, page 2

1.
Please revise to include a discussion of the material terms of the concurrent offerings that you are conducting and quantify the percentage of your public float that will become available for resale in the market pursuant to these registration statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 13-14 of the Revised Registration Statement. The Company respectfully advises the Staff that a description of the material terms of the concurrent offerings can be found on pages 2, 3, 4, 5, 6 and pages 64, 65 and 66 of the Revised Registration Statement.

Risk Factors

Future resales and/or issuances of Common Shares..., page 12

2.
Please expand your discussion here to reflect the fact you are conducting concurrent offerings that involve the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13-14 of the Revised Registration Statement.

The Notes and related agreements..., page 29

3.	Revise to specify each of the material restrictive covenants that may impose significant operating and financial restrictions on the company as a result of the L1 Financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 77 of the Revised Registration Statement.

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Should any questions arise, please do not hesitate to contact me at (312) 212-4966 (tel.) or shesse@beneschlaw.com or William E. Doran at (312) 212-4970 (tel.) or wdoran@beneschlaw.com. Thank you for your time and attention.

Sincerely,

/s/ Sarah M. Hesse

Sarah M. Hesse

Cc:

Paul Sykes, Chief Financial Officer of SpringBig Holdings, Inc.